EXHIBIT 99.1
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[GRAPHIC AND PHOTOGRAPHS OMITTED]                     [LOGO - CANADIAN NATURAL]

                                                            PRESS RELEASE
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                CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
             FOURTH QUARTER 2005 UPDATE ON THE PROGRESS OF THE
                         HORIZON OIL SANDS PROJECT
        CALGARY, ALBERTA - JANUARY 31, 2006 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") is pleased to provide its regular quarterly update on the Horizon Oil Sands Project ("Horizon
Project").

"The  Horizon  Project  remains  on  track,"  commented  Real  Doucet,   Senior
Vice-President,  Oil Sands.  "To date we have achieved our critical  milestones and advanced other key activities, positioning the project to take advantage of
identified   market   opportunities  in  2006  to  move  the  project  forward.
Unseasonably  warmer and dryer weather during the fourth quarter  allowed us to overcome the excessive  rainfall  experienced in the summer months allowing our overall construction  progress to move ahead of schedule.  Skilled tradespeople on site peaked at approximately  1,700 in late 2005, as we continue to meet our labour  demands.  Our  critical  equipment,  separation  cells,  coke drums and reactors  are being  fabricated  on site or are in  transit  as per  plan.  Our engineering  deliverables are supporting the construction  schedules and we are seeing the benefits of the emphasis on front end  engineering.  We awarded just over  $3.8  billion  in  contracts  by the end of 2005,  slightly  below our $4 billion target as we decided not to award some  non-critical path contracts and repackage the work to capture new  opportunities  in the contractor  workplace.
This  flexibility is one of the many benefits of our well thought out execution plan  as  our  team  continually  works  contingency  plans  to  capitalize  on opportunities  and mitigate the  challenges  associated  with a project of this size."

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
HORIZON PROJECT STATUS SUMMARY
                                                                   DECEMBER 31, 2005       MARCH 31, 2006
                                                                   -----------------       --------------
                                                                    ACTUAL     PLAN             PLAN
                                                                   --------   ------           ------
     Phase 1 - Work progress (cumulative)                             19%       16%              22%
     Phase 1 - Construction capital spending (cumulative)             19%       20%              29%


ACCOMPLISHED DURING THE FOURTH QUARTER

DETAILED ENGINEERING

   o All project areas met their staffing requirements and overall progress for detailed engineering is on schedule.
   o 3-D engineering design models are well advanced in most areas with some plant areas at the 90% model review stage.
   o Hazard and Operability reviews were completed and findings have been incorporated into the plant designs.

PROCUREMENT

   o Total procurement progress is at C$3.8 billion in awarded contracts and purchase orders, with a further C$600 million in various stages of the tender process.
   o Key purchase orders were awarded for various mechanical equipment (pumps and valves), fabricated pipe and steel.
   o Several contracts were awarded for piling, foundations and miscellaneous earthworks.

MODULARIZATION

   o    Module fabrication and assembly maintained schedule.
   o Module transportation remains on schedule, in an environment of key transportation restrictions. A total of 88 oversized loads were transported to site by year end.

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CONSTRUCTION

   o As a direct result of Management's strong endorsement of safety awareness, on-site safety statistics and performance improved for the eleventh month in a row and are well below the Company's targets, benchmarked against other projects in the area.
   o Mine overburden removal is 10% ahead of plan, with a total of 6.7 million bank cubic meters of material removed.
   o Critical path underground piping was completed, prior to winter weather conditions.
   o    Completed expansion of Camp 1 to 2,000 people from 1,500.
   o Progress on the second of three (2,000 person) camps is 72% complete.
   o Coker foundations are complete and ready for Coke Drum installation by mid 2006.
   o Earthwork for the raw water and recycle water pond systems commenced as scheduled.
   o Naphtha Reactor, fabricated in India, arrived in the Ft McMurray staging area as scheduled.
   o    Extraction Separation Cell foundations were completed.
   o Erection of the Separation Cells was started with over 80% of required materials on site.
   o The Shop maintenance building was completed and ready for occupancy and the turnover of the Emergency Medical Services buildings to construction unit was completed. Turnover of the Fire Hall was deferred until February 1.

FIRST QUARTER 2006 MILESTONES

   o Detailed engineering targeted to have completed at least 60% model reviews in all areas.
   o Target the total awarded contracts and purchase orders to achieve C$4 billion.
   o    Complete transport of all four Coke Drums to plant site.
   o    Complete transport of Naphtha Reactor to site from staging area.
   o    Delivery of oversized loads to site targeted to reach 250.


    A picture gallery providing visual updates on construction progress is available on the Company's website
      (http://www.cnrl.com/horizon/about_horizon/photo_gallery.html).


The Company's results for the fourth quarter of 2005 will be released on February 23, 2006. A conference call will be held on that day at 9:00 a.m. Mountain Standard Time, 11:00 a.m. Eastern Standard Time.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

FORWARD-LOOKING STATEMENTS

Certain statements in this document or documents incorporated herein by reference for Canadian Natural Resources Limited (the "Company") may constitute "forward-looking statements" within the meaning of the United States Private Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates", or words of a similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; the ability of the Company to implement its business strategy, including exploration and development activities; the impact of competition, availability and cost of seismic, drilling and other equipment; the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; the availability and cost of financing; the success of exploration and development activities; the timing and success of integrating the business and operations of acquired companies; production levels; the uncertainty of reserve estimates; the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); asset retirement obligations; and other circumstances affecting revenues and expenses. The impact of any one

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factor on a  particular  forward-looking  statement  is not  determinable  with
certainty  as  such  factors  are  interdependent   upon  other  factors,   and
Management's course of action would depend upon its assessment of the future considering all information then available. Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are
reasonable   based  on   information   available   to  it  on  the  date   such
forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these
cautionary   statements.   The  Company   assumes  no   obligation   to  update
forward-looking statements should circumstances or Management's estimates or opinions change.

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
For further information, please contact:


                         CANADIAN NATURAL RESOURCES LIMITED
                             2500, 855 - 2nd Street S.W.
                                  Calgary, Alberta
                                       T2P 4J8

TELEPHONE: (403) 514-7777              ALLAN P. MARKIN                        DOUGLAS A. PROLL
                                              Chairman             Chief Financial Officer and
FACSIMILE: (403) 517-7370                                       Senior Vice-President, Finance
EMAIL:     ir@cnrl.com                JOHN G. LANGILLE
WEBSITE:   www.cnrl.com                  Vice-Chairman                         COREY B. BIEBER
                                                                               Vice-President,
TRADING SYMBOL - CNQ                     STEVE W. LAUT                      Investor Relations
Toronto Stock Exchange             President and Chief
New York Stock Exchange              Operating Officer
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